UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 1

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

THE TOPPS COMPANY, INC.

(Name of Subject Company)

UD COMPANY, INC.

THE UPPER DECK COMPANY

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

890786106

(Cusip Number of Class of Securities)

Gerald W. Koslow

Vice President, Controller

The Upper Deck Company

985 Trade Drive, Suite A

North Las Vegas, Nevada 89030

Telephone: (702) 633-8885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua B. Grode, Esq.	Howard S. Lanznar, Esq.
Bertha C. Willner, Esq.	Elliot Press, Esq.
Monica D. Nguyenduc, Esq.	Katten Muchin Rosenman LLP
Liner Yankelevitz Sunshine & Regenstreif LLP	525 West Monroe Street
1100 Glendon Avenue, 14th Floor	Chicago, Illinois 60661-3693
Los Angeles, California 90024	Telephone: (312) 902-5200
Telephone: (310) 500-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$416,719,987.50	$12,793.30
*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 38,764,650 (the number of shares of common stock of the subject company outstanding as of May 25, 2007, as reported in the subject company’s annual report on Form 10-K for the fiscal year ended March 3, 2007), by $10.75 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2007 issued by the Securities and Exchange Commission on September 29, 2006, equals $30.70 per one million dollars of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$12,793.30	Filing Party:	UD Company, Inc. and The Upper Deck Company.
Form or registration No.:	Schedule TO-T	Date Filed:	June 25, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 25, 2007 (as so amended and supplemented, the “Schedule TO”) by The Upper Deck Company, a Nevada corporation (“Parent”), and UD Company, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Parent. This Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of The Topps Company, Inc., a Delaware corporation (the “Company”), at $10.75 per Share, net to the seller in cash, without interest, subject to the conditions set forth in the Offer to Purchase dated June 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

All information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Items 1, 4 and 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following to the end thereof:

“On July 23, 2007 we announced that we had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Friday, August 10, 2007 (which is the end of the day on August 10, 2007). The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 24, 2007.”

Items 1 through 9, and Item 11.

1. Clause (II) of the second paragraph on the cover page of the Offer to Purchase is hereby amended by replacing the phrase “sole and absolute discretion” with “reasonable discretion.”

2. Clause (III) of the second paragraph on the cover page of the Offer to Purchase is hereby amended by deleting the phrase “AND ANY COMPETITION OR MERGER CONTROL STATUTES OR REGULATIONS OF ANY FOREIGN JURISDICTIONS APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER”.

3. The paragraph under the question “What does the Board of Directors of Topps think of the Offer?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“On July 9, 2007, Topps filed a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Company’s board of directors that the stockholders of the Company reject this Offer and not tender their Shares to us pursuant to this Offer. The Company’s board of directors reserved its right to revise its recommendation in the event of changed circumstances, if any.”

4. Clause (ii) of the paragraph under the question “What are the most significant conditions to the Offer?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended by replacing the phrase “sole and absolute discretion” with “reasonable discretion.”

5. Clause (iii) of the paragraph under the question “What are the most significant conditions to the Offer?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended by deleting the phrase “and any competition or merger control statutes or regulations of any foreign jurisdictions applicable to the purchase of shares pursuant to the Offer.”

6. The paragraph under the question “When and how will I be paid for my tendered shares?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

“Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn shares promptly after the expiration of the Offer. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for shares until satisfaction of all conditions that are dependent upon the receipt of governmental approvals. See ‘The Offer—Section 2.’ In addition, we may not be obligated to purchase any shares in the event certain specified conditions occur. See ‘The Offer—Section 14’ for more information pertaining to conditions to the Offer.”

7. Clause (ii) of the second paragraph in the section of the Offer to Purchase entitled “Introduction” is hereby amended by replacing the phrase “sole and absolute discretion” with “reasonable discretion.”

8. Clause (iii) of the second paragraph in the section of the Offer to Purchase entitled “Introduction” is hereby amended by deleting the phrase “and any competition or merger control statutes or regulations of any foreign jurisdictions applicable to the purchase of shares pursuant to the Offer.”

9. The first paragraph in the section of the Offer to Purchase entitled “The Offer—Section 2” is hereby amended and restated in its entirety to read as follows:

“Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. For a description of our right to terminate the offer and not accept for payment or pay for shares, see ‘The Offer—Section 14.’ Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions that are dependent upon receipt of governmental approval. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.”

10. The first sentence of the last paragraph in the section of the Offer to Purchase entitled “The Offer—Section 3” is hereby amended by replacing the phrase “sole and absolute discretion” with “reasonable discretion” and deleting the phrase “, and our determination shall be final and binding.”

11. The first sentence of the last paragraph in the section of the Offer to Purchase entitled “The Offer—Section 4” is hereby amended by replacing the phrase “sole and absolute discretion” with “reasonable discretion” and deleting the phrase “, and our determination shall be final and binding.”

12. The section of the Offer to Purchase entitled “The Offer—Section 11” is hereby amended by adding the following at the end of the section:

“On July 17, 2007 we withdrew our notification submitted to the Federal Trade Commission (FTC) under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”). On July 19, 2007 we re-filed our HSR notification. We originally filed our HSR notification on July 2, 2007, and our decision to withdraw and re-file our notification was prompted by factors outside of our control. By re-filing our notification with the FTC, we have a full 15-day period after the re-filing to discuss the transaction, and answer any questions raised by the FTC. The waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on August 3, 2007, unless this period is earlier terminated or extended.

13. The section of the Offer to Purchase entitled “The Offer—Section 14” is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Section 203 Condition, the Antitrust Condition, the Merger Agreement Approval Condition, the Diligence Condition, and/or the Termination Condition shall not have been satisfied, or if, at any time on or after June 25, 2007, and before the Expiration Date, any of the following conditions exist:

(i) there is instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or that of the Company or any of our and the Company’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries or affiliates, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company, (g) materially, adversely affecting the financing of the Offer or any merger or other business combination involving the Company or (h) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or

(ii) any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions of the HSR Act (as in effect as of June 25, 2007), to the Offer or to any such merger or other business combination that is reasonably expected to, directly or indirectly, result in any of the consequences referred to in clauses (a) through (h) of paragraph (i) above; or

(iii) any change occurs (or any development occurs involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to the Company or any of its affiliates, or we become aware of any facts that have or are reasonably expected to have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to us or any of our affiliates; or

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that are reasonably expected to have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that is reasonably expected to adversely affect the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on June 22, 2007, (b) any such person or group which, prior to June 22, 2007, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company; or

(vi) the Company enters into a definitive agreement or announces an agreement in principle with us or any of our affiliates providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or we and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(vii) the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a ‘lock-up’ device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which, in Parent’s or the Offeror’s reasonable judgment, in any of the cases set forth in subpart (i) through (vii) above, and regardless of the circumstances (including any action or omission by Parent or the Offeror) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment; or

(viii) the Company has not taken all actions necessary to timely effect the reconstitution of the board of directors of the Company to consist of the Offeror’s designees, effective concurrently upon our acceptance of shares pursuant to the Offer, including without limitation, by complying with all requirements under Section 14(f) of the Exchange Act and the rules and regulations promulgated thereunder.

The foregoing conditions are for the sole benefit of Parent, the Offeror and their affiliates and may be asserted by us or Parent in our reasonable discretion regardless of the circumstances (including any action or omission by Parent or us) giving rise to any such conditions or may be waived by us in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date (provided that all conditions to the Offer must be satisfied or waived before the Expiration Date except that we reserve the right, subject to applicable law, to delay acceptance for payment of or payment for shares until all conditions to the Offer that are dependent upon the receipt of governmental approval have been satisfied). We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(5)(iii) Text of press release issued by Parent, dated July 17, 2007.

(a)(5)(iv) Text of press release issued by Parent, dated July 23, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2007

THE UPPER DECK COMPANY

By:	/s/ GERALD W. KOSLOW
Name:	Gerald W. Koslow
Title:	Vice President, Controller

UD COMPANY, INC.

By:	/s/ GERALD W. KOSLOW
Name:	Gerald W. Koslow
Title:	Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 25, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Text of press release issued by Parent, dated June 25, 2007.*

(a)(5)(ii)	Letter to Board of Directors of The Topps Company, Inc., dated June 25, 2007, from The Upper Deck Company.*

(a)(5)(iii)	Text of press release issued by Parent, dated July 17, 2007.

(a)(5)(iv)	Text of press release issued by Parent, dated July 23, 2007.

(b)(1)	CIBC commitment letter described in Section 10 entitled “Source and Amount of Funds” of the Offer to Purchase.*

(b)(2)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.